Cable One, Inc.
210 E. Earll Drive
Phoenix, Arizona 85012

November 1, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street N.E.
Washington, D.C. 20549
Attention: Joseph Cascarano
Robert S. Littlepage

Re:	Cable One, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 25, 2022
File No. 001-36863

Gentlemen:

This letter is submitted on behalf of Cable One, Inc. (the “Company”) in response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Todd Koetje dated October 24, 2022 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. For reference purposes, the comment in the Comment Letter has been reproduced in italicized form below, with the Company’s response set out below the comment.

Form 10-K for the Fiscal Year Ended December 31, 2021
 Note 3. Acquisitions, page F-13

1. With respect to the acquisition of Hargray, please explain to us your consideration of the guidance in Rule 1-02(w), Rule 3-05, and Rules 11-01 and 11-02 of Regulation S-X.

Response:

To determine if the Company’s acquisition, on May 3, 2021, of the remaining approximately 85% equity interest in Hargray Acquisition Holdings, LLC that it did not already own qualified as a significant acquisition requiring the filing of audited financial statements and pro forma financial information, the Company calculated the significance of the acquisition pursuant to Rule 1-02(w), Rule 3-05 and Rules 11-01 and 11-02 of Regulation S-X using the three significance tests: (1) the investment test; (2) the asset test; and (3) the income test. Set forth below is the Company’s analysis under Rules 1-02(w) and 3-05 of Regulation S-X, as well as the results for each of the three significance tests.

● Investment Test:

Under the investment test, the Company compared its investment in the acquired business with the aggregate worldwide market value of the Company’s common equity. The Company’s aggregate worldwide market value was computed using the last five trading days of January 2021, which was the Company’s most recently completed month ended before the earlier of its announcement of the transaction or the agreement date. The investment test resulted in a significance level of 16.1%, based on (i) the Company’s investment of $1.959 billion in the acquired business (representing an enterprise value of the acquired business of $2.2 billion, less the portion of such enterprise value attributable to the approximately 15% equity interest in the acquired business already owned by the Company on May 3, 2021) and (ii) the Company’s aggregate worldwide market value of common equity of $12.137 billion.

The Company respectfully advises the Staff that the Company considered the guidance in Section 2020.3 of the Staff’s Financial Reporting Manual, and while the acquisition by the Company of the initial approximately 15% equity interest in the acquired business on October 1, 2020 and the subsequent acquisition by the Company of the remaining approximately 85% equity interest in the acquired business on May 3, 2021 were separate and distinct acquisitions that were not part of a single plan intended to be completed within a twelve month period, even if the Company were to aggregate the Company’s investments in the acquired business in such separate acquisitions, the investment test would result in a significance level of 17.1%, based on (i) the Company’s aggregate investment of $2.072 billion in the acquired business (representing an enterprise value of the acquired business of $2.2 billion, less the portion of such enterprise value attributable to the approximately 15% equity interest in the acquired business already owned by the Company on May 3, 2021, plus the value, as of October 1, 2020, of the assets contributed by the Company to the acquired business as consideration for the initial approximately 15% equity interest in the acquired business acquired by the Company on such date) and (ii) the Company’s aggregate worldwide market value of common equity of $12.137 billion.

● Asset Test:

Under the asset test, the Company compared the increase in the proportionate interest acquired by the Company (85%) of the total consolidated assets (after intercompany eliminations) of the acquired business as of September 30, 2020, the end of the acquired business’s most recent pre-acquisition fiscal year, with the Company’s total consolidated assets (after intercompany eliminations) as of December 31, 2020, the end of the Company’s most recent pre-acquisition fiscal year. The asset test resulted in a significance level of 16.2%, based on 85% of the acquired business’s total assets of $856 million and the Company’s total assets of $4.488 billion.

The Company respectfully advises the Staff that, even if the Company were to aggregate the proportionate interests in the acquired business’s total consolidated assets (after intercompany eliminations) acquired on October 1, 2020 and May 3, 2021, the asset test would result in a significance level of 19.1%, based on the acquired business’s aggregate total consolidated assets (after intercompany eliminations) of $856 million and the Company’s total assets of $4.488 billion.

● Income Test:

Under the income test, the Company used the lower of (a) the increase in the proportionate interest acquired by the Company (85%) of the absolute value of the pre-tax loss of the acquired business for the fiscal year ended September 30, 2020 compared to the pre-tax income of the Company for the fiscal year ended December 31, 2020 and (b) the increase in the proportionate interest acquired by the Company (85%) of the total consolidated revenues of the acquired business for the fiscal year ended September 30, 2020 compared to the total consolidated revenues of the Company for the fiscal year ended December 31, 2020. The net income component of the test resulted in a significance level of 13.0%, based on 85% of the acquired business’s pre-tax loss of $(57.9) million and the Company’s pre-tax income of $379.3 million, and the revenue component of the test resulted in a significance level of 15.8%, based on 85% of the acquired business’s total consolidated revenues of $246.1 million and the Company’s total consolidated revenues of $1.325 billion. Therefore, using the lower of such percentages, the income test resulted in a significance level of 13.0%.

The Company respectfully advises the Staff that, even if the Company were to aggregate the proportionate interests in the acquired business’s pre-tax loss and total consolidated revenues, in each case acquired on October 1, 2020 and May 3, 2021, the net income component of the test would result in a significance level of 15.3%, based on the acquired business’s pre-tax loss of $(57.9) million and the Company’s pre-tax income of $379.3 million, and the revenue component of the test would result in a significance level of 18.6%, based on the acquired business’s total consolidated revenues of $246.1 million and the Company’s total consolidated revenues of $1.325 billion. Therefore, using the lower of such percentages, the income test would result in a significance level of 15.3%.

The Company advises the Staff that references to the pre-tax loss of the acquired business and the pre-tax income of the Company in this letter refer to the consolidated loss and consolidated income from continuing operations before income taxes (after intercompany eliminations) of the acquired business and the Company, respectively.

Upon calculating the tests above, management noted that all significance tests were below 20% and therefore concluded that audited financial statements and pro forma financial information, pursuant to Rule 3-05 and Article 11 of Regulation S-X, respectively, for the acquired business were not required.

If you should have any questions regarding the above, please contact Chris Arntzen at (480) 701-3641.

Sincerely,

/s/ Todd Koetje___________

Todd Koetje
Chief Financial Officer

cc: Joseph D. Zavaglia, Cravath, Swaine & Moore LLP

Matthew L. Ploszek, Cravath, Swaine & Moore LLP